                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                             (AMENDMENT NO. _____)*

                          GBI CAPITAL MANAGEMENT CORP.
                          ----------------------------
                                (NAME OF ISSUER)

                         COMMON STOCK, $.0001 PAR VALUE
                         ------------------------------
                         (TITLE OF CLASS OF SECURITIES)

                                    36149Y101
                                 --------------
                                 (CUSIP NUMBER)

                                RICHARD J. LAMPEN
                   EXECUTIVE VICE PRESIDENT & GENERAL COUNSEL
                             NEW VALLEY CORPORATION
                       100 S.E. SECOND STREET, 32ND FLOOR
                                 MIAMI, FL 33131
                                 (305) 579-8000
              -----------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                February 8, 2001
            --------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d.1(g), check THe following box . [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               Page 1 of 19 Pages

--------------------                ------------------------------------------

CUSIP NO. 36149Y101                             PAGE 2 OF 19 PAGES

--------------------                ------------------------------------------

=============== ===============================================================
                Name of Reporting Person

1               S.S. or I.R.S. Identification No. of Above Person
                                                       NEW VALLEY CORPORATION
--------------- ---------------------------------------------------------------
2               Check the Appropriate Box if a Member of a Group
                (See Instructions)

                (a) [ ]

                (b) [X]
--------------- ---------------------------------------------------------------
3               SEC Use Only

--------------- ---------------------------------------------------------------
4               Source of Funds (See Instructions)                       WC
--------------- ---------------------------------------------------------------
5               Check Box if Disclosure of Legal Proceedings
                is Required Pursuant to Items 2(d) or 2(e)

                [ ]

--------------- ---------------------------------------------------------------
                Citizenship or Place of Organization

6

                Delaware

========================== ======= ============================================
                              7    Sole Voting Power

                                           21,589,465 (including 3,080,769
                                           shares acquirable upon conversion
                                           of Notes)
                           ------- --------------------------------------------
                              8    Shared Voting Power

                                                - 0 -

                           ------- --------------------------------------------
Number of Shares              9    Sole Dispositive Power
Beneficially Owned by                      21,589,465 (including 3,080,769
Each Reporting Person                      shares acquirable upon conversion of
With                                       Notes)

                           ------- --------------------------------------------
                             10    Shared Dispositive Power

                                                - 0 -

=============== ===============================================================
11              Aggregate Amount Beneficially Owned by Each Reporting Person

                        21,589,465 (including 3,080,769 shares acquirable upon conversion of Notes)
--------------- ---------------------------------------------------------------
12 Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

                [ ]

--------------- ---------------------------------------------------------------
13              Percent of Class Represented by Amount in Row (11)

                53.9%

--------------- ---------------------------------------------------------------
14              Type of Reporting Person (See Instructions)              CO
=============== ===============================================================

--------------------                ------------------------------------------

CUSIP NO. 36149Y101                             PAGE 3 OF 19 PAGES

--------------------                ------------------------------------------

=============== ===============================================================
                Name of Reporting Person

1               S.S. or I.R.S. Identification No. of Above Person
                                                     New Valley Holdings, Inc.
--------------- ---------------------------------------------------------------
2               Check the Appropriate Box if a Member of a Group
                (See Instructions)

                (a) [ ]

                (b) [X]
--------------- ---------------------------------------------------------------
3               SEC Use Only

--------------- ---------------------------------------------------------------
4               Source of Funds (See Instructions)                       N/A
--------------- ---------------------------------------------------------------
5               Check Box if Disclosure of Legal Proceedings
                is Required Pursuant to Items 2(d) or 2(e)

                [ ]

--------------- ---------------------------------------------------------------
6               Citizenship or Place of Organization

                Delaware

========================== ======= ============================================
                              7    Sole Voting Power

                                                               - 0 -
                           ------- --------------------------------------------
                              8    Shared Voting Power

                                                               - 0 -
                           ------- --------------------------------------------
Number of Shares              9    Sole Dispositive Power
Beneficially Owned by                                          - 0 -
Each Reporting Person
With
                           ------- --------------------------------------------
                             10    Shared Dispositive Power

                                                               - 0 -
=============== ===============================================================
11              Aggregate Amount Beneficially Owned by Each Reporting Person

                                                              - 0 -
--------------- ---------------------------------------------------------------
12              Check Box if the Aggregate Amount in Row (11) Excludes
                Certain Shares (See Instructions)

                [ ]

--------------- ---------------------------------------------------------------
13              Percent of Class Represented by Amount in Row (11)

                0%

--------------- ---------------------------------------------------------------
14              Type of Reporting Person (See Instructions)            CO; HC
=============== ===============================================================

--------------------                ------------------------------------------

CUSIP NO. 36149Y101                             PAGE 4 OF 19 PAGES

--------------------                ------------------------------------------

=============== ===============================================================
                Name of Reporting Person

1               S.S. or I.R.S. Identification No. of Above Person
                                                                    BGLS INC.
--------------- ---------------------------------------------------------------
2               Check the Appropriate Box if a Member of a Group
                (See Instructions)

                (a) [ ]

                (b) [X]
--------------- ---------------------------------------------------------------
3               SEC Use Only

--------------- ---------------------------------------------------------------
4               Source of Funds (See Instructions)                       N/A
--------------- ---------------------------------------------------------------
5               Check Box if Disclosure of Legal Proceedings
                is Required Pursuant to Items 2(d) or 2(e)

                [ ]

--------------- ---------------------------------------------------------------
6               Citizenship or Place of Organization

                Delaware

========================== ======= ============================================
                              7    Sole Voting Power

                                                                       - 0 -
                           ------- --------------------------------------------
                              8    Shared Voting Power

                                                                       - 0 -
                           ------- --------------------------------------------
Number of Shares              9    Sole Dispositive Power
Beneficially Owned by
Each Reporting Person                                                  - 0 -
With
                           ------- --------------------------------------------
                             10    Shared Dispositive Power

                                                                       - 0 -
=============== ===============================================================
11              Aggregate Amount Beneficially Owned by Each Reporting Person

                                                                       - 0 -
--------------- ---------------------------------------------------------------
12 Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

                [X]

--------------- ---------------------------------------------------------------
13              Percent of Class Represented by Amount in Row (11)

                0%

--------------- ---------------------------------------------------------------
14              Type of Reporting Person (See Instructions)            CO; HC
=============== ===============================================================

--------------------                ------------------------------------------

CUSIP NO. 36149Y101                             PAGE 5 OF 19 PAGES

--------------------                ------------------------------------------

=============== ===============================================================
                Name of Reporting Person

1               S.S. or I.R.S. Identification No. of Above Person
                                                            VECTOR GROUP LTD.
--------------- ---------------------------------------------------------------
2               Check the Appropriate Box if a Member of a Group
                (See Instructions)

                (a) [ ]

                (b) [X]
--------------- ---------------------------------------------------------------
3               SEC Use Only

--------------- ---------------------------------------------------------------
4               Source of Funds (See Instructions)                       N/A
--------------- ---------------------------------------------------------------
5               Check Box if Disclosure of Legal Proceedings
                is Required Pursuant to Items 2(d) or 2(e)

                [ ]

--------------- ---------------------------------------------------------------
6               Citizenship or Place of Organization

                Delaware

========================== ======= ============================================
                              7    Sole Voting Power

                                                                       - 0 -
                           ------- --------------------------------------------
                              8    Shared Voting Power

                                                                       - 0 -
                           ------- --------------------------------------------
Number of Shares              9    Sole Dispositive Power
Beneficially Owned by                                                  - 0 -
Each Reporting Person
With
                           ------- --------------------------------------------
                             10    Shared Dispositive Power

                                                                       - 0 -
=============== ===============================================================
11              Aggregate Amount Beneficially Owned by Each Reporting Person

                                                                       - 0 -
--------------- ---------------------------------------------------------------
12 Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

                [X]

--------------- ---------------------------------------------------------------
13              Percent of Class Represented by Amount in Row (11)

                0%

--------------- ---------------------------------------------------------------
14              Type of Reporting Person (See Instructions)            CO; HC
=============== ===============================================================

--------------------                ------------------------------------------

CUSIP NO. 36149Y101                             PAGE 6 OF 19 PAGES

--------------------                ------------------------------------------

=============== ===============================================================
                Name of Reporting Person
1               S.S. or I.R.S. Identification No. of Above Person
                                                            BENNETT S. LEBOW
--------------- ---------------------------------------------------------------
2               Check the Appropriate Box if a Member of a Group
                (See Instructions)

                (a) [ ]

                (b) [X]
--------------- ---------------------------------------------------------------
3               SEC Use Only

--------------- ---------------------------------------------------------------
4               Source of Funds (See Instructions)                       N/A
--------------- ---------------------------------------------------------------
5               Check Box if Disclosure of Legal Proceedings
                is Required Pursuant to Items 2(d) or 2(e)

                [ ]

--------------- ---------------------------------------------------------------
6               Citizenship or Place of Organization

                United States

========================== ======= ============================================
                              7    Sole Voting Power

                                                                        - 0 -
                           ------- --------------------------------------------
                              8    Shared Voting Power

                                                                        - 0 -
                           ------- --------------------------------------------
Number of Shares              9    Sole Dispositive Power
Beneficially Owned by
Each Reporting Person                                                   - 0 -
With
                           ------- --------------------------------------------
                             10    Shared Dispositive Power

                                                                        - 0 -
=============== ===============================================================
11              Aggregate Amount Beneficially Owned by Each Reporting Person

                                                                        - 0 -
--------------- ---------------------------------------------------------------
12 Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

                [X]

--------------- ---------------------------------------------------------------
13              Percent of Class Represented by Amount in Row (11)

                0%

--------------- ---------------------------------------------------------------
14              Type of Reporting Person (See Instructions)              IN
=============== ===============================================================

ITEM 1.  SECURITY AND ISSUER.

                  This Schedule relates to the Common Stock, par value $.0001 per share ("Common Stock"), of GBI Capital Management Corp., a Florida corporation (the "Company"). The address of the principal executive offices of the Company is 1055 Stewart Avenue, Bethpage, New York 11714, (516) 470-1000.

ITEM 2.  IDENTITY AND BACKGROUND.

                  (a) This Schedule is being filed by the following persons:

                           (i) New Valley Corporation ("New Valley"), a Delaware corporation, in which New Valley Holdings, Inc. ("N.V. Holdings") and BGLS Inc. ("BGLS") hold approximately 56.1% of the common shares;

                           (ii) N.V. Holdings, a Delaware corporation, which is a wholly-owned subsidiary of BGLS;

                           (iii) BGLS, a Delaware corporation, which is a wholly-owned subsidiary of Vector Group Ltd. ("VGR");

                           (iv) VGR, a Delaware corporation, in which Bennett S. LeBow is the direct or indirect beneficial owner of approximately 41% of the common stock; and

                           (v)      Bennett S. LeBow.

                  Each of the persons listed in (i) to (v) above is hereinafter referred to individually as a "Reporting Person" and collectively as the "Reporting Persons". The Reporting Persons collectively may be deemed to be a group beneficially owning, in the aggregate, 21,589,465 shares of Common Stock of the Company (the "Securities") or approximately 53.9% of the outstanding shares of the Common Stock of the Company within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the "Act").

                  The filing of this Schedule shall not be construed as an admission that any Reporting Person is, for purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by this Schedule except for the securities stated herein to be beneficially owned by such Reporting Person or that the Reporting Persons are acting as a group within the meaning of Section 13(d)(3) of the Act.

                  (b),(c) New Valley is engaged principally in the investment banking and brokerage business through Ladenburg Thalmann & Co. Inc. and in real estate development in Russia through BrookeMil Ltd. and Western Realty Development LLC.

                  VGR is a holding company for a number of businesses. VGR is engaged principally, through its subsidiary Liggett Group Inc., in the manufacture and sale of cigarettes in the United States; and through its investment in New Valley, in the investment banking and brokerage business and in real estate development in Russia. BGLS is a holding company for various businesses of VGR, including N.V. Holdings, and holds, together with N.V. Holdings, an approximate 56.1% interest in New Valley's common shares. Mr. LeBow is the Chairman of the Board and Chief Executive Officer of VGR, BGLS, N.V.





                               Page 8 of 19 Pages

Holdings and New Valley, and holds various positions with VGR's subsidiary companies. A list of directors and executive officers of each of VGR, BGLS, N.V. Holdings and New Valley is attached hereto as Exhibit A. The principal business address and the principal office address of each of VGR, BGLS and New Valley and, except as otherwise indicated, their respective directors and executive officers and the business address of Mr. LeBow is 100 S.E. Second Street, Miami, Florida 33131. The principal business address and principal office address of N.V. Holdings and, except as otherwise indicated, its directors and executive officers is 204 Plaza Centre, 3505 Silverside Road, Wilmington, Delaware 19810.

                  (d),(e) None of the Reporting Persons and, to the best knowledge of the Reporting Persons, none of the persons listed in Exhibit A, during the last five years, (1) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (2) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                  (f) Mr. LeBow is a citizen of the United States of America, and, to the best knowledge of the Reporting Persons, each of the persons named in Exhibit A is a citizen of the United States.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

                  The source and amount of funds with respect to the purchase of Common Stock of the Company from Joseph Berland as described in Item 4 will be provided from New Valley's working capital.

ITEM 4.  PURPOSE OF TRANSACTIONS.

                  On February 8, 2001, Ladenburg Thalmann Group Inc. ("LTGI"), a wholly-owned subsidiary of New Valley, entered into (a) a Stock Purchase Agreement ("Purchase Agreement") with the Company, New Valley, Berliner Effektengesellschaft AG, a German stock corporation ("Berliner"), and Ladenburg, Thalmann & Co. Inc. ("Ladenburg"), the common stock of which is owned 80.1% by LTGI and 19.9% by Berliner, and (b) a Stock Purchase Agreement with the Joseph Berland Revocable Living Trust Dated 4/16/97 and Joseph Berland ("Berland Purchase Agreement"). Copies of the Purchase Agreement and Berland Purchase Agreement are incorporated by reference as Exhibits B and C, respectively.

                  Under the terms of the Purchase Agreement and the Berland Purchase Agreement, and subject to customary closing conditions, including approval by a majority of the shareholders of the Company and regulatory review, LTGI and Berliner will sell all of the shares of Ladenburg to the Company. As consideration for all of the outstanding shares of common stock of Ladenburg ("Ladenburg Stock"), the Company will issue to LTGI and Berliner (together, the "Sellers") an aggregate of: (i) 18,181,818 shares of the Company's Common Stock;
(ii) 7 1/2 % Senior Convertible Promissory Notes due December 31, 2005 in the principal amount of $10 million ("Notes"), convertible into 3,846,153 shares of Common Stock, the payment of which will be secured by the Ladenburg Stock; and
(iii) $10 million in cash. LTGI will receive 80.1% of the consideration (14,563,636 shares of Common Stock, a Note in the principal amount of $8,010,000 and $8,010,000 in cash) and Berliner will receive 19.9% of the consideration (3,618,182 shares of Common Stock, a Note in the principal amount of $1,990,000 and $1,990,000 in cash). Under the Berland Purchase Agreement, LTGI will, on consummation of the transaction, pay to Mr. Berland $3,945,060 in exchange for 3,945,060 shares of Common Stock owned by Mr. Berland.


                               Page 9 of 19 Pages

                  As a result of the transaction, LTGI will acquire a controlling interest in the Company, which will be renamed Ladenburg Thalmann Financial Services, Inc. Howard M. Lorber, President and Chief Operating Officer of New Valley, will become Chairman of the Company. Victor M. Rivas, Chairman and Chief Executive Officer of Ladenburg, will retain his role at Ladenburg and also become the President and Chief Executive Officer of the Company. Richard Rosenstock, the current President and Chief Operating Officer of the Company, will become Vice Chairman and Chief Operating Officer of the Company and will remain the President and Chief Operating Officer of GBI Capital Partners Inc. the Company's wholly-owned operating subsidiary.

                  Simultaneously with the execution of the Purchase Agreement, Messrs. Richard Rosenstock, Vincent Mangone, Mark Zeitchick, David Thalheim and Joseph Berland (collectively, the "Principals") entered into a Proxy and Voting Agreement with New Valley, LTGI, Berliner and the Company (the "Proxy and Voting Agreement"), a copy of which is incorporated by reference as Exhibit D, in which the Principals agree not to sell or otherwise transfer or dispose of any of the 12,426,939 shares of Common Stock owned by them prior to the date of closing of the transaction. Furthermore, the Principals agree to vote such shares in favor of the approval of the transactions contemplated by the Purchase Agreement. The Principals also agree not to initiate, solicit or encourage or otherwise facilitate inquiries or the making or implementation of a Purchaser Alternative Transaction.

                  In connection with the execution of the Proxy and Voting Agreement, each of the Principals granted to LTGI an Irrevocable Proxy (the "Proxy"), coupled with an interest, to vote the shares of Common Stock held by such Principal at any regular or special meeting of stockholders (or for granting any written consent in connection with the solicitation of written consents in lieu of such a meeting) to be held for the purpose of voting, among other things, in favor of the approval of the foregoing transactions. The Proxy expires on approval by the requisite vote of the Company's stockholders at the stockholders meeting or on the earlier termination of the Purchase Agreement in accordance with the provisions thereof. A copy of the Proxy is incorporated by reference as Exhibit E.

                  The Company, New Valley, LTGI, Berliner and Frost-Nevada, Limited Partnership, a Nevada limited partnership ("Frost-Nevada"), and the Principals also executed an Investor Rights Agreement (the "Investor Rights Agreement"), under which the parties agreed to certain provisions concerning registration rights, tag-along rights, holdback agreements, board nominees, and rights of first refusal. A copy of the Investor Rights Agreement is incorporated by reference as Exhibit F. The Company is obligated to have declared effective, no later than six months from the date of the closing of the Purchase Agreement, a registration statement for the (i) resale of the common stock issued or issuable to Sellers, (ii) the shares of common stock underlying the Notes and the promissory note issued to Frost-Nevada (the "Frost Note") and (iii) any additional shares of common stock issued or distributed by reason of a dividend, stock split or other distribution with respect to the shares. The Principals have the right to include any of their shares in the registration statement. In the event of a firm commitment underwriting of the Company's common stock, and on the request of the managing underwriter, the parties agree that they will not sell, assign, transfer or pledge any shares of the Company's common stock for a period of not more than 180 days from the date the registration statement becomes effective.

                  Additionally, under the Investor Rights Agreement, New Valley has a right of first refusal to purchase from Berliner and Frost-Nevada any shares of Common Stock or, upon conversion of the notes held by Berliner and Frost-Nevada, any of the shares of Common Stock underlying such notes, proposed to be sold by Berliner or Frost-Nevada. So long as LTGI beneficially owns at least 40% of the Common Stock, in the event that LTGI proposes to sell or otherwise transfer more than 5% of its shares of Common Stock to an entity or


                               Page 10 of 19 Pages
person not a party to the Investor Rights Agreement, Frost-Nevada and the Principals are entitled to participate in such sale on a pro-rata basis. The Investor Rights Agreement also provides that, until the Principals collectively beneficially own less than 10% of the Common Stock, the Principals may nominate three individuals for election to the Company's Board of Directors. The Principals have designated Richard J. Rosenstock, Vincent A. Mangone and Mark Zeitchick as their nominees for election to the Board.

                  In addition to Messrs. Rosenstock, Mangone and Zeitchick, Howard M. Lorber, Victor M. Rivas, Bennett S. LeBow and Phillip Frost and two additional independent directors chosen by New Valley are expected to serve on the Board of Directors of the Company on consummation of the transaction.

                  On the date of closing of the transaction, the Company, LTGI, Berliner, Frost-Nevada and U.S. Bank Trust National Association, as collateral agent, will enter into a Pledge and Security Agreement (the "Pledge Agreement"), a copy of which is incorporated by reference as Exhibit G. Under the terms of the Pledge Agreement, the Company will pledge the shares of Ladenburg Stock to the collateral agent as security for the payment in full when due of the Notes and the Frost Note.

                  Any of the Reporting Persons may acquire additional shares of Common Stock or other securities of the Company (subject to availability at prices deemed favorable) in the open market, in privately negotiated transactions or otherwise. Alternatively, each Reporting Person reserves the right to dispose or cause the disposal of some or all of the Securities in the open market, in privately negotiated transactions or otherwise. In addition, each Reporting Person may purchase or sell options on securities of the Company and may have a short position in such securities. The possible activities of the Reporting Persons are subject to change at any time.

                  Except as set forth in this Item 4, none of the Reporting Persons has any present plans or proposals which relate or would result in any of the matters set forth in paragraphs (a) through (j) of Item 4 of Schedule 13D.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

                  (a) As of the date hereof, the Reporting Persons may be deemed to be acting as a group, within the meaning of Section 13(d)(3) of the Act, beneficially owning, in the aggregate, 21,589,465 shares of Common Stock of the Company, which constituted approximately 53.9% of the 40,069,199 shares of Common Stock of the Company outstanding (based on the 18,806,612 shares outstanding as of December 15, 2000 as reported in the Company's Annual Report on Form 10-K for the year ended September 30, 2000, the issuance of 18,181,818 shares in connection with the transactions described in Item 4 above and the issuance of 3,080,769 shares assuming conversion of the Note held by LTGI). To the knowledge of the Reporting Persons, none of the directors and executive officers of the Reporting Persons may be deemed to be acting as a group with the Reporting Persons.

                  (b) On consummation of the transaction, with respect to the 21,589,465 shares of Common Stock to be acquired by New Valley's wholly-owned subsidiary, LTGI, New Valley will exercise both sole voting power and sole dispositive power. Since Mr. LeBow is the direct or indirect beneficial owner of approximately 41% of the common stock of VGR, which in turn controls BGLS, which in turn controls N.V. Holdings, which together with BGLS holds approximately 56.1% of New Valley's common shares, each of these Reporting Persons may be deemed to exercise both voting power and dispositive power with respect to such


                               Page 11 of 19 Pages
shares. To the knowledge of the Reporting Persons, none of the directors and executive officers of the Reporting Persons may be deemed to exercise voting power and dispositive power with respect to such shares.

                  Under the definition of "beneficial ownership" in Rule 13d-3 promulgated under the Act, each of the Reporting Persons may be deemed to beneficially own the Securities owned by each other Reporting Person since Mr. LeBow is the direct or indirect beneficial owner of 41% of the common stock of VGR, which in turn owns 100% of the capital stock of BGLS, which in turn owns 100% of the capital stock of N.V. Holdings, which in turn, together with BGLS holds approximately 56.1% of the common shares of New Valley. The filing of this Schedule and the disclosure of this information shall not be construed as an admission that any of the Reporting Persons other than New Valley is the beneficial owner of any of the Securities owned by LTGI either for purposes of
Section 13(d) of the Act or for any other purpose, and such beneficial ownership is expressly disclaimed. Under the definition of "beneficial ownership," it is also possible that members of the Board of Directors of New Valley (including Mr. LeBow), in their capacities as such, might be deemed to be beneficial owners of the Securities and share the voting and dispositive powers with regard to the Securities. Neither the filing of this Schedule nor any of its contents shall be construed as an admission that the directors of New Valley are beneficial owners of any of the Securities, either for purposes of Section 13(d) of the Act or for any other purpose, and such beneficial ownership is expressly disclaimed.

                  (c) On February 8, 2001, LTGI entered into stock purchase agreements with the Company and with Joseph Berland. See Item 4. None of the Reporting Persons, and to the knowledge of the Reporting Persons, none of their respective directors and executive officers, has effected any other transactions in the Common Stock of the Company in the past 60 days.

                  (d) No person other than New Valley will have the right to receive or power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock owned by it.

                  (e)      Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

                  See Item 4 with respect to the Purchase Agreement, Berland Purchase Agreement, Proxy and Voting Agreement, Proxy, Investor Rights Agreement and Pledge Agreement. Copies of the Purchase Agreement, Berland Purchase Agreement, Proxy and Voting Agreement, Proxy, Investor Rights Agreement and Pledge Agreement are attached hereto as Exhibits B, C, D, E, F and G, respectively, and are incorporated herein by reference.

                  The Notes issued to the Sellers will bear interest at a rate of 7-1/2% per annum on a quarterly basis, commencing June 30, 2001, and will be secured by a pledge of the Ladenburg Stock pursuant to a Pledge Agreement. A copy of the form of Note is incorporated by reference as Exhibit H. The principal amount of $8,010,000 owing and payable to LTGI is due on December 31, 2005, subject to conversion and change of control provisions and other customary acceleration and default provisions. The principal and accrued interest on the Notes are convertible, in whole or in part, at any time, at the election of the holder, into that number of shares of Common Stock determined by dividing the principal and interest to be converted by the conversion price. The "conversion price" is initially set at $2.60, subject to adjustment for stock splits,

                               Page 12 of 19 Pages
dividends and similar events. The number of shares of Common Stock into which the Note held by LTGI is convertible is 3,080,769, subject to adjustment. In addition, if, during any period of 20 consecutive trading days, the closing price of the Company's Common Stock is at least $8.00, the principal and all accrued interest on the Notes will be automatically converted into shares of Common Stock at the conversion price then in effect. In the event of a change in control as defined in the Notes, the Company must commence an offer to purchase all of the outstanding Notes at a purchase price equal to the unpaid principal amount of the Notes and the accrued interest thereon.

ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS.

                  The following documents are attached as exhibits to this Schedule. Such documents are summarized in this Schedule, but the summaries are not complete and are qualified in their entirety by reference to the entire documents attached hereto.

Exhibit A:        Executive Officers and Directors of the Reporting Persons.

Exhibit B:        Stock Purchase Agreement, dated February 8, 2001, among GBI
                  Capital Management Corp., New Valley Corporation, Ladenburg,
                  Thalmann Group Inc., Berliner Effektengesellschaft AG and
                  Ladenburg, Thalmann & Co. Inc. (incorporated by reference to
                  Exhibit 10.1 in New Valley's Current Report on Form 8-K dated
                  February 8, 2001).

Exhibit C:        Stock Purchase Agreement, dated as of February 8, 2001, by and between Ladenburg, Thalmann Group Inc., the Joseph Berland
                  Revocable Living Trust dated 4/16/97 and Joseph Berland
                  (incorporated by reference to Exhibit 10.7 in New Valley's
                  Current Report on Form 8-K dated February 8, 2001).

Exhibit D:        Proxy and Voting Agreement, dated as of February 8, 2001,
                  among New Valley Corporation, Ladenburg, Thalmann Group Inc.,
                  Berliner Effektengesellschaft AG, and the Principals
                  (incorporated by reference to Exhibit 10.4 in New Valley's
                  Current Report on Form 8-K dated February 8, 2001).

Exhibit E:        Irrevocable Proxy, dated as of February 8, 2001, executed
                  by each of the Principals (incorporated by reference to Exhibit 10.5 in New Valley's Current Report on Form 8-K dated
                  February 8, 2001).

Exhibit F:        Investor Rights Agreement, dated as of February 8, 2001,
                  among New Valley Corporation, Ladenburg, Thalmann Group Inc.,
                  Berliner Effektengesellschaft AG, GBI Capital Management
                  Corp., Frost-Nevada, Limited Partnership and the individual stockholders of GBI Capital Management Corp. signatories thereto (incorporated by reference to Exhibit 10.6 in New
                  Valley's Current Report on Form 8-K dated February 8, 2001).

Exhibit G:        Form of Pledge and Security Agreement between GBI Capital
                  Management Corp., Ladenburg, Thalmann Group Inc., Berliner
                  Effektengesellschaft AG, Frost-Nevada, Limited Partnership and
                  U.S. Bank Trust National Association, as collateral agent
                  (incorporated by reference to Exhibit 10.3 in New Valley's
                  Current Report on Form 8-K dated February 8, 2001).


                               Page 13 of 19 Pages

Exhibit H:        Form of 7 1/2% Senior Convertible Promissory Note due
                  December 31, 2005 of GBI Capital Management Corp.
                  (incorporated by reference to Exhibit 10.2 in New Valley's
                  Current Report on Form 8-K dated February 8, 2001).

Exhibit I:        Joint Filing Agreement among the Reporting Persons.

                               Page 14 of 19 Pages

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:            February 20, 2001

                                    NEW VALLEY CORPORATION

                                    By:  /s/ RICHARD J. LAMPEN
                                         -------------------------------------
                                         Name:    Richard J. Lampen
                                         Title:   Executive Vice President

                                    NEW VALLEY HOLDINGS, INC.

                                    By:  /s/ RICHARD J. LAMPEN
                                         -------------------------------------
                                         Name:    Richard J. Lampen
                                         Title:   Executive Vice President

                                    BGLS INC.

                                    By:  /s/ RICHARD J. LAMPEN
                                         -------------------------------------
                                         Name:    Richard J. Lampen
                                         Title:   Executive Vice President

                                    VECTOR GROUP LTD.

                                    By:  /s/ RICHARD J. LAMPEN
                                         -------------------------------------
                                         Name:    Richard J. Lampen
                                         Title:   Executive Vice President



                                         /s/ BENNETT S. LEBOW
                                         -------------------------------------
                                                  Bennett S. LeBow

                               Page 15 of 19 Pages

                                                                       EXHIBIT A

EXECUTIVE OFFICERS AND DIRECTORS OF THE REPORTING PERSONS

         The names, present principal occupations or employment and business addresses of the executive officers and directors of each of the Reporting Persons are set forth below. If no address is given, the executive officer's or director's business address is that of the Reporting Person. Unless otherwise indicated, each occupation set forth opposite an individual's name refers to the Reporting Person.

VECTOR GROUP LTD.
-----------------

NAME                             PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT; BUSINESS ADDRESS
----                             ------------------------------------------------------------

Bennett S. LeBow                 Chairman of the Board and Chief Executive Officer

Howard M. Lorber                 Director; President and Chief Operating Officer

Richard J. Lampen                Executive Vice President

Joselynn D. Van Siclen           Vice President, Chief Financial Officer and Treasurer

Marc N. Bell                     Vice President, Secretary and General Counsel

Robert J. Eide                   Director; Chairman and Treasurer, Aegis Capital Corp. (a registered broker dealer),
                                 70 E. Sunrise Hwy., Valley Stream, NY  11581

Jeffrey S. Podell                Director; Chairman of the Board and President, Newsote, Inc. (a privately-held holding company), 182 Gannet Court, Manhasset, NY  11030

Jean E. Sharpe                   Director; private investor, 462 Haines Road, Mt. Kisco, NY  10549

BGLS INC.
---------

NAME                             PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT; BUSINESS ADDRESS
----                             ------------------------------------------------------------

Bennett S. LeBow                 Chairman of the Board and Chief Executive Officer

Howard M. Lorber                 Director; President and Chief Operating Officer

Richard J. Lampen                Executive Vice President

Joselynn D. Van Siclen           Vice President, Treasurer and Chief Financial Officer

Marc N. Bell                     Vice President, Secretary and General Counsel

Robert J. Eide                   Director; Chairman and Treasurer, Aegis Capital Corp., 70 E. Sunrise Hwy., Valley
                                 Stream, NY  11581



                               Page 16 of 19 Pages


BGLS INC. (continued)
---------

Jeffrey S. Podell                Director; Chairman of the Board and President, Newsote, Inc., 182 Gannet Court,
                                 Manhasset, NY  11030

Jean E. Sharpe                   Director; private investor, 462 Haines Road, Mt. Kisco, NY  10549

NEW VALLEY HOLDINGS, INC.
-------------------------

NAME                             PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT; BUSINESS ADDRESS
----                             ------------------------------------------------------------

Bennett S. LeBow                 Chairman of the Board, President and Chief Executive Officer

Richard J. Lampen                Executive Vice President

Joselynn D. Van Siclen           Vice President, Treasurer and Chief Financial Officer

Marc N. Bell                     Vice President, Secretary and General Counsel

Robert J. Eide                   Director; Chairman and Treasurer, Aegis Capital Corp., 70 E. Sunrise Hwy., Valley
                                 Stream, NY  11581

Jeffrey S. Podell                Director; Chairman of the Board and President, Newsote, Inc., 182 Gannet Court,
                                 Manhasset, NY  11030

NEW VALLEY CORPORATION
----------------------

NAME                             PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT; BUSINESS ADDRESS
----                             ------------------------------------------------------------

Bennett S. LeBow                 Chairman of the Board and Chief Executive Officer

Howard M. Lorber                 Director; President and Chief Operating Officer

Richard J. Lampen                Director; Executive Vice President and General Counsel

J. Bryant Kirkland III           Vice President, Treasurer and Chief Financial Officer

Marc N. Bell                     Vice President, Secretary and Associate General Counsel

Henry C. Beinstein               Director; Executive Director, Schulte Roth & Zabel LLP (a law firm), 900 Third
                                 Avenue, New York, NY  10022

Arnold I. Burns                  Director; Managing Director, Arnhold and S. Bleichroeder, Inc. (an investment bank), 1345 Avenue of the Americas, New York, NY  10105

Ronald J. Kramer                 Director; Managing Director, Dresdner Kleinwort Wasserstein (an investment bank),
                                 1301 Avenue of the Americas, New York, NY  10019



                               Page 17 of 19 Pages

Barry W. Ridings                 Director; Managing Director, Lazard Freres & Co. LLC (an investment bank), 30
                                 Rockefeller Plaza, New York, NY  10020

Victor M. Rivas                  Director; Chairman and Chief Executive Officer, Ladenburg, Thalmann & Co. Inc., 590
                                 Madison Avenue, New York, NY 10022



                               Page 18 of 19 Pages

                                                                       EXHIBIT I

                             JOINT FILING AGREEMENT

         New Valley Corporation, New Valley Holdings, Inc., BGLS Inc., Vector Group Ltd. and Bennett S. LeBow, each hereby agrees, in accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, that the
Schedule 13D filed herewith, and any amendment thereto, relating to the shares of Common Stock, $.0001 par value per share, of GBI Capital Management Corp. are, and will be, filed jointly on behalf of such person. In addition, each party to this Agreement expressly authorizes each other party to this Agreement to file on its behalf any and all amendments to such Schedule.

Date:    February 20, 2001          NEW VALLEY CORPORATION


                                    By:  /s/ RICHARD J. LAMPEN
                                         -------------------------------
                                         Name:    Richard J. Lampen
                                         Title:   Executive Vice President

                                    NEW VALLEY HOLDINGS, INC.


                                    By:  /s/ RICHARD J. LAMPEN
                                         -------------------------------
                                         Name:    Richard J. Lampen
                                         Title:   Executive Vice President

                                    BGLS INC.


                                    By:  /s/ RICHARD J. LAMPEN
                                         -------------------------------
                                         Name:    Richard J. Lampen
                                         Title:   Executive Vice President

                                    VECTOR GROUP LTD.


                                    By:  /s/ RICHARD J. LAMPEN
                                         -------------------------------
                                         Name:    Richard J. Lampen
                                         Title:   Executive Vice President


                                         /s/ BENNETT S. LEBOW
                                         -------------------------------
                                                  Bennett S. LeBow




                               Page 19 of 19 Pages